JPMORGAN TRUST I

JPMORGAN TRUST IV

277 PARK AVENUE

NEW YORK, NEW YORK 10172

VIA EDGAR

March 2, 2022

Holly Hunter-Ceci

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	JPMorgan Trust I (File Nos. 333-103022 and 811-21295)

JPMorgan Trust IV (File Nos. 333-208312 and 811-23117)

(each, a “Trust” and together the “Trusts”)

Dear Ms. Hunter-Ceci:

This letter is in response to the comments of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (“SEC”) that you provided by telephone on February 7, 2022 in connection with: (i) Post-Effective Amendment No. 653 under the Securities Act of 1933 (the “Securities Act”) (Amendment No. 654 under the Investment Company Act of 1940, as amended (the “Investment Company Act”)) to the Registration Statement on Form N-1A of JPMorgan Trust I; and (ii) Post-Effective Amendment No. 123 under the Securities Act (Amendment No. 124 under the Investment Company Act) to the Registration Statement on Form N-1A of JPMorgan Trust IV (collectively, the “Registration Statements”), which were filed pursuant to Rule 485(a) under the Securities Act on December 23, 2021 with respect to certain series of the Trusts reflected on Schedule 1 of this letter. For your convenience, we have restated your comments below followed by our responses. Except as otherwise noted below, we will incorporate the changes referenced below into each Trust’s Registration Statement in filings made pursuant to Rule 485(b) under the Securities Act.

PROSPECTUS COMMENTS

Cover Page

1.	Comment: JPMorgan SmartRetirement Blend 2015 Fund only – Please confirm that the series and class identifiers will be updated to reflect the Fund’s new name.

Response: The series and class identifiers will be updated to reflect the Fund’s new name prior to launch.

Fee table

2.	Comment: Footnote 1 – Please disclose who can terminate the agreement and under what circumstances. See Item 3(f)(i) of Form N-1A.

Response: The Trusts hereby confirm that the service providers do not have the ability to terminate the contractual fee waiver agreement before its termination date.

What are the Fund’s main investment strategies?

3.

Comment: For the JPMorgan SmartRetirement Income Fund and JPMorgan SmartRetirement Blend Income Fund, a sentence introducing the Fund’s target allocations is included both above and below the Target Allocations Table. Please remove the duplicative sentence.

Response: The duplicate sentence following the Target Allocations Table will be deleted.

4.	Comment: Please revise “substantial de-risking” to be in plain English.

Response: The disclosure will be revised as follows:

In addition, as the Adviser monitors the risk profile of the Fund over various market environments, it may determine that conditions are not favorable and that deviations beyond +/- 15% are necessary to substantially reduce risk in order to ~~de-risking is necessary to~~ preserve capital. ~~In such instances, deviations beyond +/- 15% may occur.~~

5.

Comment: For the Funds in the Spending Phase, please consider whether the first sentence in the “What are the Fund’s main investment strategies?” section (“The SmartRetirement 2020 Fund is generally intended for investors who plan to retire around the year 2020 …”) should be in the past tense as these Funds are already in the Spending Phase. Please also consider whether discussion regarding the Saving Phase should be removed.

Response: The Fund will keep the first sentence as currently drafted because of the approximate nature of the disclosure concerning the retirement year (i.e., “retire around the year 2020”). With respect to the discussion regarding the Saving Phase, the Fund believes that providing an overall picture of the Fund, from start to finish, may be beneficial to shareholders and will retain the disclosure regarding the Savings Phase. However, in response to the comment, additional disclosure will be added clarifying that the Fund is in the Spending Phase, as noted below.

The Fund’s asset allocation strategy is designed with two main goals in mind: promoting asset accumulation prior to retirement, which is the Fund’s “Savings Phase”, and supporting investors withdrawing their investment in the Fund throughout retirement, which is the Fund’s “Spending Phase”. As a result, the Fund’s asset allocation strategy will change over time, generally becoming more conservative as it approaches the target retirement year and then remaining relatively stable afterwards. This means the asset allocation strategy during the Savings Phase will generally start with a greater emphasis on equity investments and gradually shift to more emphasis on fixed income investments. During the Spending Phase, which the Fund has now reached, the Fund will generally have a greater emphasis on fixed income investments. The anticipated target allocations between asset classes over the life of the Fund are displayed in the “glide path” below. In addition, the Fund’s target allocations based on its position along the glide path as of the date of this prospectus are included in the table following the glide path.

6.	Comment: Sample Withdrawal Amount – Please supplementally provide the Staff with a sample withdrawal amount.

Response: The Sample Withdrawal Amount for 2021 was 5.4% of the portfolio value for the JPMorgan SmartSpending 2015 Fund and 4.8% for the JPMorgan SmartSpending 2020 Fund.

7.	Comment: Please supplementally explain the following disclosure in light of the Funds’ December 1st filing, which states that the Funds would not be liquidated or merged.

“Accordingly, it is expected that the Fund will be liquidated or merged into the SmartRetirement Income Fund at the discretion of the Fund’s Board of Trustee at or prior to the target maturity year.”

Response: We believe that the disclosure in the supplement is consistent with the disclosure in the Registration Statements. The distinction is that previously the Fund may have been merged into the SmartRetirement Income Fund following the target retirement year (i.e., the year in the Fund’s name). Now, the Fund may be merged into the SmartRetirement Income Fund following the target maturity year (i.e., 35 years after the target retirement year). The supplement noted that:

Following its respective target retirement year, each integrated SR Fund’s glide path will be extended out 35 years past the target retirement year, covering the Spending Phase, instead of being merged into the SmartRetirement Income Fund at or around the target retirement year under its current strategy. During the Spending Phase, each integrated SR Fund will seek to achieve certain long-term risk and return targets that allow investors to withdraw a portion of their investment in the fund each year until the target maturity year. The integrated SR Funds are designed to be liquidated or merged into the JPMorgan SmartRetirement Income Fund at or around the target maturity year (or prior to the target maturity date if assets decline and the Advisor can no longer manage the Fund in-line with its investment goal).

8.

Comment: Sample Withdrawal Amount Discussion – Please substantially summarize the sample withdrawal amount discussion in Item 4. Please provide more detail regarding the sample withdrawal amount discussion in Item 9.

Response: The disclosure will be modified in response to your comment.

9.

Comment: JPMorgan SmartRetirement Blend Funds Only – Please revise the phrase “operating in markets where the price of the asset reflects all relevant information that is available about the intrinsic value of the asset (efficient markets)” in plain English.

Response: The disclosure will be revised as follows:

In allocating the Fund’s assets between actively-managed underlying funds and passive underlying funds, the Adviser generally uses passive ETFs for asset classes where the price of the asset is assumed to be fair and accurate, ~~that are widely regarded as operating in markets where the price of the asset~~ reflecting all relevant information that is available about the ~~intrinsic~~ value of the asset (efficient markets).

10.	Comment: JPMorgan SmartRetirement Blend Funds Only – Please explain why the Fund’s allocations will passively decrease as discussed in the disclosure below.

“Generally, the amount of the Fund’s assets allocated to passive underlying funds will decrease the closer a Fund is to its target retirement year.”

Response: Currently, the Adviser has implemented most equities through passive ETFs, and exposure to most fixed income through actively managed funds. The Funds’ allocations generally shift out of equities and into fixed income as its targeted investors get closer to and past the target retirement date.

More About the Funds – Principal Investment Strategies

11.	Comment: Please supplementally describe how the Advisor implements ESG factors in light of the Fund of Funds structure.

Response: As part of the Funds’ investment process, the Adviser utilizes a manager research process that it applies in reviewing the portfolio managers and underlying funds used by the Fund. As part of this process, the Adviser looks to understand how portfolio managers of the underlying funds are identifying and actively mitigating financially material ESG risks and seeking opportunities within their asset class where material to their investment process. The disclosure in the prospectus is designed to summarize this process and indicates that the adviser “will assess how ESG risks are considered within an active underlying fund’s/manager’s investment process and how the active underlying fund/manager defines and mitigates material ESG risks.” Please note that portfolio managers use multiple criteria to decide which underlying funds to select which also includes volatility, past performance, tracking error, expected return, and Sharpe ratio. As a result, the disclosure expressly provides that “[a]lthough these particular risks are considered, underlying funds and securities of issuers presenting such risks may be purchased and retained by the Fund.”

STATEMENT OF ADDITIONAL INFORMATION COMMENTS

12.	Comment: Please add the China Region Risk disclosure contained in the supplement filed December 10, 2021. If this language is inappropriate please explain why.

Response: The disclosure will be added to the SAI in response to the comment.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (212) 648-0919.

Sincerely,

/s/ Carmine Lekstutis
Carmine Lekstutis
Assistant Secretary

Schedule 1

JPMORGAN TRUST I

JPMorgan SmartRetirement® Blend Income Fund

JPMorgan SmartRetirement® Blend 2020 Fund

JPMorgan SmartRetirement® Blend 2025 Fund

JPMorgan SmartRetirement® Blend 2030 Fund

JPMorgan SmartRetirement® Blend 2035 Fund

JPMorgan SmartRetirement® Blend 2040 Fund

JPMorgan SmartRetirement® Blend 2045 Fund

JPMorgan SmartRetirement® Blend 2050 Fund

JPMorgan SmartRetirement® Blend 2055 Fund

JPMorgan SmartRetirement® Blend 2060 Fund

JPMorgan SmartRetirement® Income Fund

JPMorgan SmartRetirement® 2020 Fund

JPMorgan SmartRetirement® 2025 Fund

JPMorgan SmartRetirement® 2030 Fund

JPMorgan SmartRetirement® 2035 Fund

JPMorgan SmartRetirement® 2040 Fund

JPMorgan SmartRetirement® 2045 Fund

JPMorgan SmartRetirement® 2050 Fund

JPMorgan SmartRetirement® 2055 Fund

JPMorgan SmartRetirement® 2060 Fund

JPMORGAN TRUST IV

JPMorgan SmartRetirement® Blend 2015 Fund

(formerly, JPMorgan SmartSpendingSM Fund)